

03015442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 2 5 2003
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenwood Investments, ~~INC~~ LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___7th Floor - 8515 East Orchard Road___

(No. and Street)

___Greenwood Village, CO 80111___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kara Kerr   [303] 737-4286

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Deloitte & Touche LLP___

(Name – if individual, state last, first, middle name)

| Suite 3600 | 555 Seventeenth Street | Denver, CO | 80202-3942 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Glen R. Derback_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Greenwood Investments, Inc._____ , as of __December 31_____ , 20 _02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____~o · ~ · ⊃_____
Signature

_____Treasurer_____
Title

_____
Notary Public
My Commission expires May 13, 2003

BOBBI HANKINS
Notary Public
State of Colorado

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Greenwood Investments, LLC
Greenwood Village, Colorado:

We have audited the following financial statements of Greenwood Investments, LLC (the
Company), a wholly-owned subsidiary of GW Capital Management, LLC, for the years ended
December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934:

Financial Statements:	Page
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7

These financial statements are the responsibility of the Company's management. Our
responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial statement
presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial
position of Greenwood Investments, LLC at December 31, 2002 and 2001, and the results of its
operations and its cash flows for the years then ended in conformity with accounting principles
generally accepted in the United States of America.



Deloitte
Touche
Tohmatsu

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Greenwood Investments, Inc. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

Supplemental Schedules:	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	9
Exemptive Provision under Rule 15c3-3 under the Securities Act of 1934	10

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 27, 2003

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash	$ 164,690	$ 308,880
Due from affiliates	12,301	3,644
Fees receivable	15,899	23,942
TOTAL	$ 192,890	$ 336,466
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accrued expenses and other liabilities	$ 10,203	$ 4,800
Total current liabilities	10,203	4,800
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY (Note 3):		
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	100,000	100,000
Retained earnings	82,687	231,666
Total stockholder's equity	182,687	331,666
TOTAL	$ 192,890	$ 336,466

See notes to financial statements.

3

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Securities commissions	$ 1,674,957	$ 1,152,936
Related-party administrative services fees	13,181	3,644
Interest income	1,064	0
Total revenues	1,689,202	1,156,580
EXPENSES – general and administrative	13,181	3,644
NET INCOME	$ 1,676,021	$ 1,152,936

See notes to financial statements.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Retained Earnings	Total
	Shares	Amount		
BALANCE, JANUARY 1, 2001	100	$ 100,000	$ 28,730	$ 128,730
Net income			1,152,936	1,152,936
Dividend			(950,000)	(950,000)
BALANCE, DECEMBER 31, 2001	100	100,000	231,666	331,666
Net income			1,676,021	1,676,021
Dividend			(1,825,000)	(1,825,000)
BALANCE, DECEMBER 31, 2002	100	$ 100,000	$ 82,687	$ 182,687

See notes to financial statements.

5

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES:		
Net income	$ 1,676,021	$ 1,152,936
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Due from affiliates	(8,657)	762
Accrued expenses and other liabilities	5,403	180
Fees receivable	8,043	(23,942)
Income taxes payable		(15,470)
Net cash provided by operating activities	1,680,810	1,114,466
FINANCING ACTIVITES – dividends paid	(1,825,000)	(950,000)
Net cash used in financing activities	(1,825,000)	(950,000)
(DECREASE)/INCREASE IN CASH	(144,190)	164,466
CASH, beginning of year	308,880	144,414
CASH, end of year	$ 164,690	$ 308,880

See notes to financial statements.

6

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. ORGANIZATION

Organization - Greenwood Investments, LLC (the Company) is a wholly-owned
subsidiary of GW Capital Management, LLC (GWCM), which is a wholly-owned
subsidiary of Great-West Life & Annuity Insurance Company (GWL&A), an insurance
company domiciled in Colorado. GWL&A is a wholly-owned subsidiary of GWL&A
Financial, Inc., a holding company.

The Company acts as an introducing broker-dealer and clears certain customer
transactions through another broker/dealer on a fully-disclosed basis. The Company also
facilitates the transfer of monies from participant accounts serviced by its third party
administrator affiliate, Financial Administrative Services Corporation to self-directed
brokerage accounts maintained on behalf of such participants by other broker-dealers.
The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange
Act of 1934, in that the Company satisfies the conditions for exemption appearing in
paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

The Company has entered into an agreement with GWL&A, whereby the Company
receives administrative services' fees which represent the reimbursement of all expenses
incurred. Due from affiliates represents non-interest bearing amounts, which are due
upon demand. Accordingly, the accompanying financial statements are not necessarily
indicative of the conditions that would exist or the results of operations that would prevail
if the Company were operated as an unaffiliated entity.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting
principles generally accepted in the United States of America requires management to
make estimates and assumptions that affect the reported amounts of assets and liabilities
and disclosure of contingent assets and liabilities at the date of the financial statements
and the reported amounts of revenues and expenses during the reporting period. Actual
results could differ from those estimates.

Cash - Cash includes only amounts in demand deposit accounts.

Commissions - Commissions and related clearing expenses are recorded on a trade-date
basis as securities transactions occur.

Income Taxes - Effective July 1, 2001, the company elected to become a Limited Liability Company. As a Limited Liability Company, the net income is reportable in the tax return of the member. Accordingly, subsequent to July 1, 2001, no provision for income tax was made in the company's financial statements. During the period from January 1, 2001 to June 30, 2001, the Company was inactive.

3. STATUTORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The rule requires minimum net capital of 6-2/3% of aggregate indebtedness, or $25,000, whichever is greater, and prohibits withdrawal of equity or the payment of dividends if aggregate indebtedness exceeds 1,000% of net capital. At December 31, 2002, the Company had net capital of $170,386, which was $145,386 in excess of its required net capital of $25,000. Aggregate indebtedness at December 31, 2002 was $10,203 and the ratio of aggregate indebtedness to net capital was .06 to 1.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

TOTAL STOCKHOLDER'S EQUITY	$	182,687
DEDUCT NON-ALLOWABLE ASSETS:		
Due from affiliates		12,301
NET CAPITAL	$	170,386
AGGREGATE INDEBTEDNESS	$	10,203
MINIMUM NET CAPITAL REQUIRED	$	25,000
EXCESS NET CAPITAL	$	145,386
EXCESS NET CAPITAL AT 1,000%	$	169,365
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.06: 1

There were no material differences between the computation for determination of net capital, net capital requirement and aggregate indebtedness, as compared above and as reported by Greenwood Investments, LLC in Part IIA of Form X-17a-5 as of December 31, 2002.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

EXEMPTIVE PROVISION
UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act
of 1934, in that the Company's activities are limited to those set forth in the conditions for
exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

**Deloitte
& Touche**

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder
  of Greenwood Investments, LLC:

In planning and performing our audit of the financial statements of Greenwood Investments, LLC (the Company), a wholly-owned subsidiary of GW Capital Management, LLC, for the year ended December 31, 2002 (on which we have issued our report dated January 27, 2003) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**Deloitte
Touche
Tohmatsu**

11

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

January 27, 2003